UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vringo, Inc.

File No. 001-34785 - CF#29090

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   Vringo, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on November 14, 2012.

   Based on representations by Vringo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.1   through November 14, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Kathleen Krebs
         Special Counsel